                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDED FORM 10-SB

                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                            SONIC SYSTEMS CORPORATION
                          -----------------------------


                 (Name of Small Business Issuer in its Charter)

                  DELAWARE                                       91-1940650
                  --------                                       ----------
            (State or Other Jurisdiction of                 (I.R.S. Employer
            Incorporation or Organization)                 Identification No.)


      777 108th Avenue NE, Suite 1700, Bellevue, WA                    98004
         ----------------------------------------                   ----------
         (Address of Principal Executive Offices)               (Zip Code)

                                 1 800 337-6642
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:  None




Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.001 par value
                         ------------------------------
                                (Title of Class)

                                     PART II

                                     ITEM 1
                      MARKET FOR THE COMPANY'S COMMON STOCK

The Company's common stock is traded on the Over-the-Counter or "Bulletin Board" market under the symbol "ZSON". Prior to February 6, 1999, the common stock had traded under the symbol "MMIM". The following comprises the high and low bid and asked price for the Company's common stock as of the end of each quarter since March 31, 1999 (the stock was not "publicly traded" prior to December 31, 1998):



                                            High                                           Low
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
Quarter Ending,                      Bid                  Asked                    Bid                    Asked
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
March 31, 1999                      3.3125                3.5625                  0.0000                  0.0000
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
June 30, 1999                       3.0000                3.5000                  0.8750                  1.0000
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
September 30, 1999                  1.0625                1.2100                  0.4375                  0.5625
----------------------------- ------------------- ----------------------- ----------------------- -----------------------
December 31, 1999                   1.1875                1.2812                  0.3750                  0.4062
----------------------------- ------------------- ----------------------- ----------------------- -----------------------


Source: Nasdaq Trading & Marketing Services

These quotations reflect inter-dealer prices without retail mark-up, mark down or commission, and may not represent actual transactions.

As of December 1, 1999 there were approximately 120 holders of record of the Company's common stock

                                    ITEM 2 -
                                LEGAL PROCEEDINGS

The Company is not currently a party to any material pending or threatened legal proceedings.

                                    ITEM 3 -
                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

                                   ITEM 4 -
                    RECENT SALES OF UNREGISTERED SECURITIES

On approximately December 4, 1998, the Company completed a private offering to accredited investors under Rule 504. The Company issued 7,500,000 common shares in consideration of gross proceeds of $975,000. No underwriting discounts were given or commissions paid.

On December 11, 1998, in connection with the acquisition of Sonic BC, the Company issued a total of 11,089,368 common shares to the shareholders of Sonic BC, who were non-U.S. persons, residing outside of the U.S., or accredited investors. The acquisition transaction occurred outside of the U.S. The consideration received by the Company was all of the issued stock of Sonic BC. No underwriting discounts were given or commissions paid.

In the period July to October 1999, the Company completed an offering under Regulation S, as contemplated by the acquisition agreement with Sonic BC. The sale was to a non-U.S. person, residing outside of the U.S., and took place outside of the U.S. The Company issued 500,000 shares in consideration of gross proceeds of $1,500,000. The Company paid $150,000 in commission.

In November, 1999, the Company completed a private offering under Regulation S to a non-U.S. person, residing outside of the U.S. The Company issued 350,000 common shares in consideration of gross proceeds of $175,000. No underwriting discounts were given or commissions paid.


In December, 1999, the Company completed a private offering under Regulation S to a non-U.S. person, residing outside of the U.S. The Company issued 142,857 common shares in consideration of gross proceeds of $100,000. No underwriting discounts were given or commissions paid.


                                    ITEM 5 -
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's by-laws provide that directors and officers shall be indemnified by the Company to the fullest extent authorized by the Delaware Business Corporation Act ("DBCA"), against all expenses and liabilities reasonably incurred in connection with services for or on behalf of the Company. The by-laws also authorize the board of directors to indemnify any other person which the Company has the power to indemnify under the DBCA, including for indemnification greater or different from that provided in the by-laws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 Part III

                             INDEX TO EXHIBITS



*2.1 Amended and Restated Certificate of Incorporation dated October 29, 1998, accepted for filing on October 30, 1998 and in effect as of December 1, 1999.

*2.2 By-Laws of the Company adopted October 30, 1998 and in effect as of December 1, 1999.

*3.1 Stock Escrow Agreement dated as of December 11, 1998.

*6.1 1999 Stock Option Plan adopted by the Board of Directors on December 6, 1999 and amended February 22, 2000.

 6.2  Memo of Understanding with Safetran Traffic Systems Corp.

 6.3  Distribution Agreement with Peek Traffic Systems, Inc.

*27   Financial Data Schedule

* Previously filed

                                 SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                SONIC SYSTEM CORPORATION
                                                ------------------------
                                                      (Registrant)


Date  March 31, 2000                            By     Bryan R. Wilson


                                                ------------------------
                                                      (Signature)
                                                Bryan R. Wilson, Secretary